CONTRACT OF EMPLOYMENT

23 October, 2025 To: Luke Miels Dear Luke
On behalf of GlaxoSmithKline Services Unlimited (the Company) I am delighted to offer you the role of Chief Executive Officer of GSK plc (GSK) starting on 1 January 2026 (the Commencement Date). In addition, and for no additional consideration, you will serve as a director on the GSK Board (subject to election by the shareholders of GSK plc at the 2026 annual general meeting and annual re-election thereafter and to the articles of association of GSK) and, if requested by the GSK Board, will serve as a director on any other board of directors of any Group Company. The key terms of your employment are set out in this letter and the accompanying Schedules (the or this Agreement).

For your convenience, we have consolidated the key terms and benefits in Schedule 1.

1.Duties and obligations

1.1You will:

(a)devote your full time, attention and abilities to the performance of your duties and role and carry out additional duties that the Company may reasonably require subject to the overall supervision and direction of the GSK Board;

(b)comply with the Company’s Code of Conduct, Standards of Conduct, and all other policies and procedures of or applicable to the Company from time to time in force, and with all reasonable and lawful directions given to you by the Company, always acting in the Company’s best interests;

(c)not work for anybody else during your employment or be directly or indirectly engaged in any other business activity without the prior written consent of the Board, except that: (i) you may continue the excluded activities outlined in Schedule 1 (Directorships); and (ii) you may hold by way of bona fide investment no more than 5% of any shares or other class of securities in any public company listed on a recognised stock exchange;

(d)comply with the UK Market Abuse Regulation and any regulations made under it, and all applicable rules made by the FCA, the London Stock Exchange plc and any other authority that regulates the Company or any Group Company;

(e)promptly disclose to the Company any interest which you have in any contract or transaction made by the Company or any Group Company, and any other conflict or potential conflict of interest which arises or may arise in relation to your duties under this Agreement;

(f)use best endeavours to obtain and maintain the right to work in the UK, provide the Company with such evidence as may be required from time to time to demonstrate your right to work in the UK, and notify the Company immediately if you cease to be entitled to work in the UK; and

(g)notify the Company immediately if you become aware of any actual or pending investigation which may result in you becoming an Ineligible Person.

1

1.2Your continued employment by the Company in this role is conditional upon you not being an Ineligible Person. You will be an “Ineligible Person” if you:

(a)are excluded, debarred, suspended or otherwise ineligible to participate in the United States Federal Health Care Programmes or in Federal procurement or non-procurement programs by reason of conduct for which GSK reasonably considers you to be personally culpable; or

(b)have been convicted of a criminal offence that falls within the scope of 42 U.S.C. § 1320a- 7(a), but has not yet been excluded, debarred, suspended or otherwise declared ineligible.

1.3You are required to build over three years from the Commencement Date and maintain a holding of shares in GSK equivalent to a value of 725% of your basic salary from time to time. That percentage may increase in the future in line with any increases to your LTI grant multiple. Following the termination of your employment with the Company, as a minimum you will be required to maintain 100% of that share ownership requirement to the end of the second year following the termination date. The full terms of this share ownership requirement, including which share awards count towards it, are set out in GSK’s annual report and may be amended from time to time.

1.4No probationary period applies to your employment under this Agreement.

2.Salary and benefits

2.1Your basic salary on commencement will be £1,375,000 per year. Your basic salary will be payable by monthly instalments in arrears on or around the 20th day of each month directly into your bank account, less such deductions for income tax and National Insurance contributions that the Company is obliged to deduct from time to time. Your salary will be reviewed annually without commitment to increase. This review will be based on your individual performance and achievement of objectives. The first review of your basic salary following the Commencement Date will take effect on 1 January, 2027.

2.2At any time during your employment, or on its termination (however arising), the Company shall be entitled to deduct from salary or any other payments due to you in respect of your employment any monies due from you to the Company or any Group Company including, without limitation, under the Recoupment Provisions and any overpayments or payments due from you in respect of your participation in any applicable pension plans.

2.3Details of the benefits you are entitled to as at the date of this Agreement are contained in Schedule 1 to this Agreement. Your eligibility and participation are subject to the rules of any applicable benefit plans and programs and all benefits are subject to amendment or withdrawal at the Company’s discretion, provided that any such amendment and/or withdrawal is applied to all executive directors of GSK who are entitled to such benefit. Any payment or benefit made to you is subject to and conditional on such approval by the shareholders of GSK as may be required by law and/or the terms of GSK’s approved remuneration policy. Notwithstanding anything in this clause, the Company reserves the right to withhold or require repayment of all or part of any such payment or benefit if and to the extent that it is necessary to do so in order to comply with regulatory or legal requirements, or the terms of GSK’s approved remuneration policy.

3.Termination

3.1You or the Company may terminate your employment by giving 12 months’ advance notice to the other in writing.

2

3.2The Company may, in its sole and absolute discretion (whether or not any notice of termination has been given under clause 3.1), terminate this Agreement at any time and with immediate effect by giving you notice in writing that it is exercising its rights pursuant to this clause 3.2. If the Company elects to terminate your employment in this way, it will, subject to clause 3.3, make within 45 days a payment in lieu of notice (Payment in Lieu) equal to the basic salary only (as at the date of termination) which you would have been entitled to receive under this Agreement during the notice period referred to in clause 3.1 (or, if notice has already been given, during the remainder of the notice period) less income tax and required withholdings (such as National Insurance contributions). For the avoidance of doubt, the Payment in Lieu shall not include any element in relation to any holiday entitlement that would have accrued or benefits or bonus that you would have received or share awards that would have been granted or vested during the period for which the Payment in Lieu is made.

3.3The Company may, in its absolute discretion, operate clause 3.2 by paying the Payment in Lieu in monthly instalments (the Monthly Payments). Each Monthly Payment shall be calculated by dividing your basic salary (as at the date of termination) by 12 and shall be subject to the following additional terms:

(a)If the Company exercises its right under this clause 3.3 to pay the Payment in Lieu as Monthly Payments, you will be under an immediate and ongoing duty to mitigate your loss by actively seeking an Alternative Remunerated Position. You will provide the Company with such information as it may reasonably request in relation to your search for an Alternative Remunerated Position, and in any event inform the Company immediately on obtaining an Alternative Remunerated Position and advise the Company promptly of the amount of the remuneration and benefits earned by you from the Alternative Remunerated Position.

(b)The Monthly Payments shall be payable at the same intervals and on the same dates as salary payments would have been made and shall commence on the date specified in the written notice under clause 18.1 (or such date within one month thereafter as the Company shall determine), and shall continue until:

(i)the expiry of the notice period (or the remainder of the notice period, if it had been served) under clause 3.2; or

(ii)if earlier, the date on which you obtain an Alternative Remunerated Position, in which case the Monthly Payments still outstanding shall be reduced by the amount of the remuneration and benefits earned by you from the Alternative Remunerated Position, and only the balance of such Monthly Payments shall be due to you. If any remuneration or benefit earned from the Alternative Remunerated Position is paid to you other than on a monthly basis or other than in cash, the Company will calculate the monthly cash value of such remuneration on such reasonable basis as it may determine; or

(iii)if earlier, the date on which the Company determines that you have failed to comply with your duty under clause 3.3(a) to mitigate your loss by actively seeking an Alternative Remunerated Position.

Nothing in this clause 3 gives rise to any right for you to receive a Payment in Lieu or Monthly Payments. Any Payment in Lieu or Monthly Payment is made on the condition that as at the date of such payment you have not committed any act or made any omission which might amount to a repudiatory breach of this Agreement and that there are no circumstances which would entitle the Company to terminate your employment without notice. If you have committed any such act or

3

omission or if there are any such circumstances, you will account for any Payment in Lieu or Monthly Payment to the Company.

3.4Save as expressly set out in this Agreement, you will not be entitled to any additional payments upon the termination of your employment including but not limited to any payments under any Company severance and/or redundancy policy or practice.

3.5The above notice provisions in this clause 3 are subject to the Company's right to terminate your employment at any time without notice (or payment in lieu of notice) if you:

(a)commit any act of significant or serious misconduct;

(b)commit any serious or repeated breach of your obligations to the Company;

(c)commit any conduct which in the opinion of the Company seriously prejudices or is likely seriously to prejudice the Company or any Group Company;

(d)refuse or neglect to carry out any of your duties or comply with any lawful orders given to you by the Company;

(e)commit any breach of the Company’s policies on equal opportunities, harassment, bullying, anti-corruption and bribery, tax evasion or fraud prevention;

(f)are convicted of an arrestable offence which in the opinion of the Company impacts or may impact your reputation or the reputation of the Company (you being under an obligation to advise the Company of any circumstances which may give rise to a possible conviction as well as any conviction received);

(g)remain unable to perform your duties properly due to sickness or injury once any applicable period of paid Company-sickness absence has expired, or if you are unable to perform your duties despite reasonable accommodations being made;

(h)fail to comply with your obligation under clause 1.1(f) to use best endeavours to obtain and maintain the right to work in the UK;

(i)resign as a director of GSK or any Group Company without the written consent of the GSK Board (except where you are obliged to resign under this Agreement);

(j)are disqualified or otherwise prohibited by law from being a director;

(k)become bankrupt or make any composition or enter into any voluntary arrangement with your creditors;

(l)become an Ineligible Person; or

(m)fail to disclose to the GSK Board promptly (and in any event within two working days of you having actual knowledge of the fact) that one of the events listed in sub-clauses (a)-(l) above has occurred.

The Company’s rights under clause 3.6 are without prejudice to any other rights that it may have as a matter of applicable law to terminate your employment or accept any breach of this Agreement by you as having brought this Agreement to an end. Any delay by the Company in exercising any of its

4

rights to terminate the employment under this Agreement shall not constitute a waiver of those rights.

3.6If you are not re-elected as a director of GSK or if you are otherwise removed from office as a director of GSK (including, without limitation, under GSK’s articles of association or by GSK’s shareholders), then you will continue to serve the Company as an employee only and the terms of this Agreement (other than those relating to the holding of the office of director of GSK) will continue in full force and effect. You will have no claim against the Company under this Agreement by reason of any such cessation of office.

3.7On termination of your employment (or at any time upon the Company’s request) you must:

(a)immediately return to the Company, without keeping or making any copies in any format, any original and copy documents obtained by you in the course of your employment and all property belonging to the Company or any Group Company which is in your possession or under your control, including, without limitation, any credit or charge cards, security passes, keys, IT equipment, mobile telephone, laptop or tools;

(b)irretrievably delete (without keeping any copies in any format) any information relating to the business or affairs of the Company or any of its business contacts from any computer or communications systems, including any website or email account, owned or used by you outside the Company’s premises;

(c)on request, provide the Company with such reasonable evidence of compliance as may be required and permit a representative of the Company to inspect any relevant electronic or digital storage or memory device in order to confirm your compliance with your obligations under sub-clauses (a)-(b) above.

(d)immediately repay all outstanding debts or loans due to the Company or any Group Company;

(e)provide the Company and any Group Company with such assistance as may be required, regarding matters of which you have knowledge and/or experience, in any internal or external investigation, proceedings or potential proceedings in which the Company or any Group Company is or may be a party;

(f)not without the consent of the Company at any time represent yourself or commit yourself to be held out as being in any way connected with or interested in the business of the Company or any Group Company (except as a former employee for the purpose of communicating with prospective employers or complying with any applicable statutory requirements); and

(g)not make any untrue or misleading oral or written statement concerning the business or affairs of the Company or any Group Company.

At any time after notice has been given to terminate your employment (whether by you or the Company), the Company may require you to resign from any office held in the Company, GSK or any Group Company by written notice, and you must resign as soon as reasonably practicable after any such request is made. Any resignation which is effected under this clause 3.10 will not terminate your employment under this Agreement or amount to a breach of this Agreement by the Company. You hereby irrevocably authorise the Company to appoint some person in your name and on your behalf

5

to execute all and any documents or do all such acts or things necessary or reasonable in order to give effect to this clause 3.10.

3.8The Company may terminate this Agreement even if such termination results in you losing any existing or prospective benefits under this Agreement, including (without limitation) any benefits under any permanent health insurance scheme operated by the Company.

3.9Notice under this clause 3 will be served, and will be deemed to have been received, in accordance with the provisions of clause 7.

4.Garden leave and suspension

Following service of notice to terminate your employment by either party or if you purport to terminate your employment in breach of this Agreement or at any time in order to investigate any matter in which the Company reasonably believes that you are implicated or involved and to conduct any related disciplinary proceedings, the Company may suspend any of your duties for such periods and on such terms as it considers appropriate (Garden Leave), including a requirement that you will not attend at the Company's premises, be provided with any work, access the Company’s communications systems or contact any of its customers, employees or other business contacts (other than purely social contact). During any period of Garden Leave under this clause 4, the Company may appoint a replacement to exercise your duties and may require you to take such actions as it reasonably requires to effect a proper handover of your duties and responsibilities. You will continue to be bound by your obligations under this Agreement and by your general duties of good faith. You will remain available to perform any reasonable duty requested by the Company, and should you fail to be available for work without good reason, you will forfeit your right to salary and benefits in respect of such period of non-availability.

5.Confidential information, inventions & copyright

5.1You acknowledge that you are likely to obtain trade secrets and Confidential Information (as defined in Schedule 3) belonging to or relating to the Company in the performance of your duties and understand that you must not and agree that you will not, either during your employment or at any time afterwards, use or communicate to any person any Confidential Information concerning the business or affairs of the Company or any Group Company or any of its or their employees or business contacts which comes to your knowledge during the course of your employment. However, nothing in this Agreement prohibits or restricts you (or your legal adviser acting on your behalf) from: initiating communications directly with, making a report to, responding to an inquiry from, co- operating with any investigation by, or providing testimony before any court, the Securities and Exchange Commission (SEC), or any other regulatory or law enforcement organisation or agency, or any other federal or state regulatory authority, any tax authority, or any other regulatory, ombudsman or supervisory authority; or from raising a grievance, complaint or claim in respect of your employment; or making a public interest disclosure under Part IV A of the Employment Rights Act 1996 (or comparable legislation) about any matter that arises during the course of your employment or a relevant pay disclosure under section 77 of the Equality Act 2010, or from making any other disclosure required by law.

5.2You will be bound by and agree to comply with the Company’s standard policy on inventions and copyright from time to time in force.

6

6.Data protection

Details of how the Company processes your personal data can be found in the Company’s Employee
Personal Information Protection Notice, a copy of which is available on the GSK intranet site.

7.Notices

7.1Any notices or other document to be served under this Agreement will be delivered by hand, or by email to the address habitually used by the receiving party, and will be deemed received at the time of delivery, or sent by recorded delivery at the address given in this Agreement, in which case it will be deemed received at the time recorded by the delivery service.

7.2This clause 7 does not apply to the service of any proceedings or other documents in any legal action.

8.Miscellaneous

8.1Schedule 1 to this Agreement contains the information which is required to be given to an employee under section 1 of the Employment Rights Act 1996.

8.2This Agreement is governed by and construed in accordance with English law and the parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this Agreement or its subject matter or formation (including non-contractual disputes or claims).

8.3This Agreement shall be binding upon and inure to the benefit of the Company or any other entity to which the Company may transfer all or substantially all of its assets and business and to which the Company may assign this Agreement, in which case “Company” as used in this Agreement, shall mean such entity. Your rights shall inure to the benefit of your heirs, executors, administrators and other personal representatives.

8.4No term of this Agreement may be amended or waived unless in writing, signed by you and a duly authorised officer of the Company.

8.5As from the Commencement Date, all other agreements or arrangements between the Company or any Group Company relating to your employment, save for any agreements or binding policies (such as the Recoupment Provisions) referred to within this Agreement or required to be entered into pursuant to this Agreement and save as expressly set out in your offer letter for the role of Chief Executive Officer, will cease to have effect. This Agreement including the Schedules comprises the whole agreement between you and the Company relating to your employment by the Company.

8.6All payments due to you under this Agreement, or to your estate or beneficiaries, shall be subject to withholding of such taxes and National Insurance/social security or similar contributions as the Company may be required to withhold by applicable law or regulation. You are responsible for worldwide taxes and social security due as a result of your relocation to the United Kingdom and you are expected to comply fully with all tax laws and pay all required taxes in all relevant jurisdictions except to the extent such taxes are withheld and paid directly by the Company. After you start working in the United Kingdom under this Agreement, social security payments will cease in your current location and you will be responsible for any past contributions (excluding any past employer’s contributions which cannot be recovered from the employee) or future contributions made to the social security plan applicable in your current location.

Each Group Company shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the rights bestowed on it by this Agreement. The consent of a Group Company is not

7

required to amend any terms of this Agreement. Except as set out in this clause 8, a person who is not a party to this Agreement may not enforce any of its provisions under the Contracts (Rights of Third Parties) Act 1999.

8

SCHEDULE 1

STATEMENT OF KEY TERMS & BENEFITS

Commencement Date	1 January 2026 is the date on which this employment will begin. Your period of continuous employment began on 4 September 2017.
Location
Your normal place of work will be at GSK plc’s offices at 79 New Oxford Street, London WC1A 1DG, UK but you may be required to spend reasonable periods of time at, or relocate to, any other UK corporate headquarters of the company from time to time. In addition, in order to meet the requirements of the business, you may be required to work at other locations within the United Kingdom or overseas, either by travelling to, or spending reasonable periods of time at that location. It is acknowledged that you may be required to work outside the United Kingdom for a period of more than one month. No special terms will apply to any period in which you are working outside the UK. It is specifically acknowledged that you will continue to be based in Singapore from the Commencement Date until 7 April 2026 (inclusive) and your first day working in the UK will be 8 April 2026. Notwithstanding where you are performing your duties at any time, your remuneration will be paid in GBP.
In terms of relocation support, the Company will reimburse the costs of your flights to the UK and shipping costs to transport your belonging on the terms set out in the Company’s relocation policy
– further details will be provided to you separately. Other than this relocation support, you will not receive any additional remuneration or benefits by reason of your work outside the United Kingdom and there are other no terms and conditions relating to your move to the United Kingdom. In the event of permanent relocation to another site, this will be discussed with you, appropriate notice will be given, and the Company will offer assistance, in accordance with any relocation rules applicable at that time, if this is required.

Working hours
9.00 a.m. to 5.15 p.m. Monday to Friday, and such additional hours (without further remuneration) as are necessary for the proper performance of your duties. You agree that because of the autonomous nature of your role, the weekly limit on working time set out in Regulation 4 of the Working Time Regulations 1998 does not apply to your employment.

Holiday entitlement
You are entitled to 27 days’ paid holiday in each holiday year (plus all statutory and Bank Holidays), which may be increased in accordance with your tenure with the Company in accordance with Company policy as in force from time to time.

9

The Company’s holiday year runs from 1 January to 31 December.
Holiday dates must be agreed in advance by the Chairman of GSK plc. The Company reserves the right to require you to take (or not to take) holiday on particular dates. In order to allow flexibility for you and the Company, you agree that the provisions of Regulations 15(1) to 15(4) of the Working Time Regulations 1998 do not apply for the purposes of agreeing the timing/dates of your holidays.
Holiday which is not taken in the year in which it is accrued may be carried forward, in accordance with the Company’s holiday policy in force from time to time. Any holiday not taken in a holiday year or banked in accordance with these rules will be lost. In any event, you should ensure that you take a minimum of four weeks’ holiday per year unless you are prevented from doing so by sickness absence or statutory maternity, paternity, adoption, shared parental, parental or parental bereavement leave.
On termination of your employment, you will be entitled to be paid in lieu of holiday that has accrued but not been taken in that holiday year, calculated at the rate of 1/260th of basic salary for each day of holiday not taken. You shall not be entitled to payment in lieu of untaken holiday except on termination of employment. If you give or receive notice of termination of your employment, the Company may require you to take during your notice period any accrued but unused holiday entitlement up to the date of termination of your employment. Should the holiday you have taken exceed your accrued entitlement for that holiday year on the date of termination, the Company will make a deduction from your final salary in respect of the excess days, calculated at the rate of 1/260th of basic salary for each excess day. Payment in lieu of untaken holiday or any deduction for holiday taken in excess of your entitlement shall be calculated as set out in the Company’s annual leave policy.
Further details may be found on the GSK intranet site.

Collective Agreements	None.
Disciplinary Rules & Procedures and Grievance Procedure
The harassment and bullying policies, disciplinary rules and procedures and grievance procedures of the Company, as in force from time to time, shall apply to your employment. Full details may be found on the GSK intranet site. These rules and procedures do not form part of this Agreement and the Company reserves the right vary, amend or replace them at any time, or to leave out any or all of the stages of those rules and procedures where it considers it appropriate to do so.
If you are dissatisfied with any disciplinary decision relating to you, you will have the right to appeal. Details of the appeal process can be found in the Company’s disciplinary rules and procedures. The name of the individual to whom you should direct your appeal will be confirmed as part of any disciplinary process.
If you wish to raise a grievance in relation to your employment, you should follow the Company’s grievance procedure, which sets

10

out who you should write to in the case of a formal written grievance.
Directorships
The Company will maintain a list of your directorships and outside interests which are approved by the GSK Board. The policy is that you are allowed one paid listed non-executive role in a non- competing business at any time, which the Chair will need to review and agree before it is submitted to the main Board for approval.

Sickness Benefits
Full salary (inclusive of any statutory sick pay) for the first 26 weeks’ absence due to sickness or injury (whether or not consecutive) and half of your salary for the second 26 weeks (whether or not consecutive) in aggregate in any period of
24 calendar months. Full details, including the reporting and certification requirements in the event you are unable to work due to sickness or injury and the conditions that apply to the receipt of Company sick pay, may be found on the GSK intranet site.
It is a condition of employment that, if requested by the Company during any period of sickness or at any other time, you agree to be medically examined, at a mutually convenient time, by an independent doctor or such other medical adviser as may be appropriate in the circumstances, in each case as agreed between you and the Company. The doctor/medical adviser may disclose the results of this examination to the Company, subject to your legal rights in relation thereto.

Chauffeur Services
In lieu of a car allowance, you will be eligible to receive chauffeur services in the UK for both business and private journeys. When you are visiting the US or other markets, the provision of ground transportation in those other markets will however be limited to business-related journeys. The Company reserves the right to amend, change or withdraw this benefit in its absolute discretion

GlaxoSmithKline Healthcare Plan
You will continue to receive private healthcare under the Cigna International Healthcare Plan (or a similar plan providing international coverage) for:
(a)yourself;
(b)your spouse/partner; and,
(c)any unmarried children up to the age of 21 (or up to and including the age of 25 if they are in full-time education).
Eligibility is subject to the terms and conditions of the Plan as amended from time to time.
This is a taxable benefit and the Plan is subject to amendment or withdrawal at the Company’s discretion, provided that a similar amendment and/or withdrawal is applied to all executive directors of GSK who are entitled to private healthcare.

Pension & Life Assurance
You are entitled to be a member of the GSK Pension Plan Senior Executive section subject to the conditions of the trust deed and governing rules of the plan from time to time which may be amended or withdrawn at the Company’s discretion. Contributions payable by you will be deducted from your salary. If contributions

11

under the plan would cause you to exceed any HMRC limit on pension savings from time to time, or if you elect not to join or remain in the pension plan, a cash allowance (subject to such deductions as the Company is authorised or required by law to make, including for tax and National Insurance) in lieu of the core employer contribution to the plan (excluding any matching contributions) will be provided. The cash allowance will reflect the employer contribution rate (excluding any matching contributions) applicable to the Group’s UK workforce from time to time, which is currently 7% of base salary (subject to such deductions as the Company is authorised or required by law to make, including for tax and National Insurance). Further details of the current plan are available on the GSK intranet site.
A meeting will be set up prior to your Commencement Date to take you through your pension options.
The Company shall provide you with the benefit of life cover which would provide a lump sum equivalent to four times the level of your base salary in the event of death in service.

Bonus Plan
You will be eligible to participate in the GSK Bonus plan, subject always to the rules of the Plan as amended from time to time and the Company’s Remuneration Policy (including mandatory deferral provisions), and conditional upon you entering into the
Recoupment Provisions and on the achievement of the applicable performance targets from time to time.
The on-target bonus opportunity for your role will be 150% of base salary, and the maximum bonus opportunity will be 300% of base salary. Information relating to the current bonus plan is contained in the Remuneration Policy section of the Company’s Annual
Report and further details are available on the GSK intranet site.
Any bonus will be in such amount as the Company, in its discretion, may determine and the bonus plan is subject to amendment or withdrawal at the Company’s discretion. You acknowledge that you have no right to receive a bonus, that the Company is under no obligation to operate a bonus scheme, and that you will not acquire any such right, nor shall the Company come under any such obligation, merely by virtue of you having received one or more bonus payments during the course of your employment.
You will not be entitled to receive a bonus if, on the date on which the bonus would otherwise be paid, you are no longer an employee of the Company, you are under notice of termination of employment (whether notice was given by you or by the Company) or you are suspended.
Any payments made under the bonus plan will be subject to tax and National Insurance deductions.

12

ShareSave Plan
You will be entitled to participate in the GlaxoSmithKline UK
Savings Related Share Option Plan (‘ShareSave’). Further details of the Plan are available on the GSK intranet site.
Participation in the ShareSave Plan is subject to the rules of the Plan as amended from time to time, and the Plan is subject to amendment or withdrawal at the Company’s discretion.

Incentive Programmes
Subject always to the rules of the relevant plans/programmes as amended from time to time, and conditional upon you entering into the Recoupment Provisions, and the performance conditions determined by the Board, you are entitled to participate in the Company’s Performance Share Plan and Deferred Annual Bonus Plan.
The Performance Share Plan and Deferred Annual Bonus Plan are subject to amendment or withdrawal at the Company’s discretion.
You acknowledge that you have no right to receive an award under the Performance Share Plan or the Deferred Annual Bonus Plan, that the Company is under no obligation to operate those plans, and that you will not acquire any such right, nor shall the Company come under any such obligation, merely by virtue of you having received one or more award during the course of your employment.
On termination of your employment, any rights or benefits that you have under any incentive plan/programme will be determined solely in accordance with the rules of the programme, and no rights arise under this Agreement to any compensation for the loss of any rights or benefits under such programme.

Tax-free Plans
You are entitled to participate in the GlaxoSmithKline Tax-free Plans for Holiday, Childcare and Bikes.
Enrolment in the Tax-free Plans for Holiday and Bikes is offered on an annual basis.
You may opt-in to the Tax-free Plan for Childcare at any time.
Participation in these plans is subject to the rules of the relevant plan/s which the Company may amend or withdraw at any time in its discretion. Further details are available on the GSK intranet site.

Tax and Financial Planning Support
You and your spouse are eligible to receive an uncapped (within reason) allowance per calendar year to be used towards the cost of tax return preparation and the cost of advice relating to your financial and estate planning affairs, and legal services related to your financial planning. You may use a provider(s) of your choice.
Invoices for services should be paid directly by you personally using a method of your choosing. The invoice and proof that it has been paid should be submitted to the Director, Executive

13

Compensation Delivery. Reimbursement will be made through payroll.
Any taxable income arising from this benefit will be grossed up for taxes.
This uncapped (within reason) allowance will take effect from the execution of this agreement.
The Company reserves the right to amend, change or withdraw this benefit in its absolute discretion, provided that any such amendment and/or withdrawal is applied to all executive directors of GSK who are entitled to such benefit.

Expenses	You will be reimbursed for all expenses you reasonably incur in the proper performance of your duties in accordance with the terms of the Company’s policy from time to time in force.
Other Paid Leave
You may be eligible for other types of paid leave, including statutory maternity, paternity, adoption, shared parental, parental and/or parental bereavement leave. Paid leave is subject to statutory eligibility requirements or conditions and the Company’s applicable rules and procedures from time to time in force, and the Company may replace, amend or withdraw its policies and procedures on paid leave at any time. Full details of the other types of paid leave which the Company currently offers can be found on the GSK intranet site.

Training	You will be required to complete periodic mandatory training modules, the costs of which will be paid for by the Company. Further details can be found on the GSK intranet site.
Directors & Officers Liability Insurance
The Company will maintain Directors’ and Officers’ liability insurance during your employment and for an industry standard run off period after you cease to hold any office in the Company, GSK and/or any Group Company, as permitted by law and in accordance with the Company’s policy.

Home Security Support	You will be eligible for home security support in accordance with the relevant policy of the Company from time to time in respect of its senior executives.
Death and Disability
In the event that your employment ends by reason of your death or is terminated by the Company on the grounds of ill health evidenced to the satisfaction of the Company, you (or your estate, in the case of death) will:
(a)be reimbursed (in accordance with Group policy) for any expenses incurred by you prior to the termination of your employment;
(b)be paid any unpaid bonus pertaining to the previous financial year and the product of any target bonus for the financial year in which your employment terminates occurs multiplied by a fraction, the numerator of which is the number of days in the Company’s current financial year up to the termination of your employment and the denominator of which is 365, provided that at the time of payment there are no circumstances that would give any Group Company the power to deny or recoup any

14

remuneration under GSK’s Executive and Senior Management Financial Recoupment Policy or any other policy or provisions regarding malus and clawback from time to time;

(c)be paid any remuneration previously deferred by you and not yet paid by the Company including payment for any accrued holiday not taken by you, provided that: (i) any share awards with performance conditions will vest subject to GSK’s Remuneration Committee’s assessment of performance and time pro-rating to the date of termination of employment and will remain subject to the rules applicable to those awards; and (ii) at the time of payment or vesting there are no circumstances that would give any Group Company the power to deny or recoup any remuneration under GSK’s Executive and Senior Management Financial Recoupment Policy or any other policy or provisions regarding malus and clawback from time to time; and
(d)receive any other benefits (including, without limitation, the vesting of any options under the the GlaxoSmithKline plc Share Save Plan 2022 or any successor plan under Schedule 3 of the Income Tax (Earnings and Pensions) Act 2003 as amended from time to time) to which you are entitled, as determined in accordance with the applicable plans and policies of the Company.

15

SCHEDULE 2 RESTRICTIVE COVENANTS
In this schedule the defined terms shall have the following meaning:

“Restricted Period” means any period during which you are employed by the Company (including any period of Garden Leave) and the period of 12 months commencing on the Termination Date (reduced only by any period of your notice period that is spent on Garden Leave under clause 4 of the Agreement).

“Restricted Business” means the businesses or potential business interests of the Company, GSK plc, or any Group Company at the Termination Date with which you were involved to a material extent or about which you held Confidential Information in each case during the last 12 months of your employment.

1.To protect the legitimate business interests of the Company, GSK plc and the Group Companies, you agree that the following restrictions are reasonable and necessary for the protection of the Company and any Group Company and that you will not, without the prior written consent of the Company, during the Restricted Period:

(a)be employed or directly or indirectly engaged (other than as holder or beneficial owner (for investment purposes only) of any class of securities in a company and you (together with your spouse/partner, children, parents and parents' issue) neither hold nor are beneficially interested in more than 5% of the securities of that class) in any business concern which is in competition with the Restricted Business; or

(b)provide goods or services to, canvass or solicit in competition with the Company or any Group Company the custom of, or otherwise have any dealings with any person who was during the last 12 months of your employment (or, if you are placed on Garden Leave, the 12 months prior to the commencement of such Garden Leave) a customer or client of, or in the habit of dealing with, the Company or any Group Company, and in respect of which customer, client or dealings you held Confidential Information or with whose custom or business you were personally concerned in each case during that 12 month period; or

(c)interfere or endeavour to interfere with the continuance of the provision of goods or services to the Company or any Group Company, by any supplier which was a supplier of goods or services (other than utilities and goods or services supplied for administrative purposes) to the Company or any Group Company during the last 12 months of your employment (or, if you are placed on Garden Leave, the 12 months prior to the commencement of such Garden Leave) and with whom you dealt to a material extent during that period or about which supplier or provision of goods or services you held to Confidential Information during that period; or

(d)solicit, entice or try to entice away from the Company or any Group Company, or hire for any entity or assist directly or indirectly any entity to hire:

any person who is or was employed by the Company or a Group Company during the Restricted Period and is or was a Senior Employee, director or full time senior consultant of the Company or any Group Company and with whom you worked closely in the last six months of your employment or, if you are placed on Garden Leave, the six months prior to the commencement of such Garden Leave; or

16

(i)any Senior Employee whom you learned about during a “talent review” discussion or whom was deemed to be a “high” or “key” talent in talent-related discussions.

2.Each of the obligations imposed on you by this Schedule 2 extend to you acting not only on your own account but also on behalf of any other firm, company or other person and shall apply whether you act directly or indirectly.

3.Following the Termination Date, save as a former employee and director, you will not represent yourself as being in any way connected with the businesses of the Company, GSK plc or of any other Group Company (except to the extent agreed in writing by such company).

4.Any benefit given or deemed to be given by you to any Group Company under the terms of this Schedule is received and held on trust by the Company for the relevant Group Company. You agree that you will enter into appropriate restrictive covenants directly with other Group Companies if asked to do so by the Company or GSK plc.

5.Each of the obligations on you contained in this Schedule constitute a separate and independent restriction on you notwithstanding that they may be contained in the same paragraph or sentence.

6.Should any of the restrictions contained in this Schedule 2 be found to be void but would be valid if some part there them were deleted or the period or radius of application reduced, then such restriction shall apply with such modification as may be necessary to make it valid and effective.

7.If, during the Restricted Period, you receive from any person, firm or company, an offer for you to provide services in any capacity whatsoever, or to enter into employment where acceptance of such offer, or the taking of such employment, might render you in breach of the provisions of this Agreement, you shall promptly advise the offeror of the existence of the restrictions in Schedule 2 of this Agreement and notify the Company of the offer.

8.You acknowledge that the Company may have no adequate remedy at law and would be irreparably harmed if you breach or threaten to breach the provisions of this Schedule 2 and, therefore, you agree that the Company shall be entitled to injunctive relief to prevent any breach or threatened breach of Schedule 2, and to specific performance of the terms of each restriction in addition to any other legal or equitable remedy it may have. Nothing in this Agreement shall be construed as prohibiting the Company from pursuing any other remedies at law or in equity that it may have.

17

SCHEDULE 3 DEFINITIONS
In this Agreement (and any schedules to it):

“Alternative Remunerated Position” means any position whether under a contract of employment, consultancy arrangement or non-executive appointment or otherwise whereby you are directly or indirectly remunerated, whether by way of salary, bonus, pension, fees, equity or otherwise;

“Board” means the board of directors of the Company from time to time or any person or committee nominated by that board as its representative for the purposes of this Agreement;

“Confidential Information” means information (whether or not marked confidential, recorded in documentary form, or otherwise) relating, without limitation, to clients, customers, confidential commercial, financial and strategic or technical data pertaining to the Group and any other confidential information relating to the business or affairs of the Group including, without limitation, any invention, trade secret, know-how relating to the business, manufacturing process, product or patent information. “Confidential Information” shall not include any information:

(a)which is already or becomes generally available to the public; or

(b)which is ordered to be disclosed by a court of competent jurisdiction or otherwise required to be disclosed by law; or

(c)which is acquired by you apart from your association with the Group, or

(d)which you are required to disclose by applicable law or regulation or by order of a court or governmental body of competent jurisdiction.

other than, in each case, as a result of disclosure by you or by any person to whom you have supplied information or by any person in breach of a duty of confidentiality. However, nothing in this Agreement prohibits or restricts you (or your legal adviser acting on your behalf) from: initiating communications directly with, making a report to, responding to an inquiry from, co- operating with any investigation by, or providing testimony before any court, the Securities and Exchange Commission (SEC), or any other regulatory or law enforcement organisation or agency, or any other federal or state regulatory authority, any tax authority, or any other regulatory, ombudsman or supervisory authority; or from raising a grievance, complaint or claim in respect of your employment; or making a public interest disclosure under Part IV A of the Employment Rights Act 1996 (or comparable legislation) about any matter that arises during the course of your employment or a relevant pay disclosure under section 77 of the Equality Act 2010, or from making any other disclosure required by law.

“Group” means the Company and any other company controlling, controlled by or under the direct or indirect common control of the Company, including, without limitation, GSK plc and any of its subsidiaries from time to time;

“Group Company” means a member of the Group and “Group Companies” will be interpreted accordingly;

18

“GSK Board” means the board of directors of GSK plc from time to time or any person or committee nominated by the GSK Board as its representative for the purposes of this Agreement;

“Recoupment Policy” means the forfeiture, recoupment and claw-back policy from time to time of or applicable to the Company;

“Recoupment Provisions” means the forfeiture, recoupment and claw-back arrangements you are required to enter into from time to time in accordance with the Recoupment Policy;

“Senior Employee” means an employee graded a personal or job grade “5” level or higher in the Company’s grading system; and,

“Termination Date” means the date on which this Agreement terminates, whether on the expiration of notice to terminate the employment pursuant to clause 3 or otherwise pursuant to this Agreement.

References to any statutory provisions include any modifications or re-enactments of those provisions.

19